                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K



[x]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934


For the fiscal year ended December 31, 1997

                                 or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ________


                       MISSISSIPPI CHEMICAL CORPORATION
                                 P.O. BOX 388
                         YAZOO CITY, MISSISSIPPI 39194
                                (601) 746-4131

                          Commission File No. 1-12217

     A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

                                 Mississippi Chemical Corporation
                                  Thrift Plan Plus

                                 Mississippi Phosphates Corporation
                                  401(k) Retirement Plan

                                 Eddy Potash, Inc. 401(k) Plan
                                  For Bargaining Unit Employees

          Mississippi Phosphates Corporation and Eddy Potash, Inc. are wholly-owned subsidiaries of Mississippi Chemical Corporation.

     B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                                 Mississippi Chemical Corporation
                                 P.O. Box 388
                                 Yazoo City, Mississippi  39194
                                 (601) 746-4131


     Financial Statements and Exhibits
     ---------------------------------

     (A)  Financial Statements:

          Mississippi Chemical Corporation
          Thrift Plan Plus
                 Report of Independent Public Accountants
                 Financial Statements Prepared in Accordance with
                   the Financial Reporting Requirements of ERISA
                 Notes to Financial Statements
                 Schedules to Financial Statements

          Mississippi Phosphates Corporation
          401(k) Retirement Plan
                 Report of Independent Public Accountants
                 Financial Statements Prepared in Accordance with
                   the Financial Reporting Requirements of ERISA
                 Notes to Financial Statements
                 Schedule to Financial Statements

          Eddy Potash, Inc. 401(K) Plan
          For Bargaining Unit Employees
                 Report of Independent Public Accountants
                 Financial Statements Prepared in Accordance with
                   the Financial Reporting Requirements of ERISA
                 Notes to Financial Statements
                 Schedules to Financial Statements


     (B)  Exhibits:

          23.1  Consent of Arthur Andersen LLP

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Mississippi Chemical Corporation Thrift Plan Plus, Mississippi Phosphates Corporation 401(k) Retirement Plan and the Eddy Potash 401(K) Plan For Bargaining Unit Employees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Dated:  June 30, 1998


                              MISSISSIPPI CHEMICAL CORPORATION
                              THRIFT PLAN PLUS
                              By:  MISSISSIPPI CHEMICAL
                                   CORPORATION, Plan Administrator


                              By:/s/ Charles O. Dunn
                                 -------------------
                                 Charles O. Dunn
                                 President and Chief Executive Officer


                              MISSISSIPPI PHOSPHATES CORPORATION
                              401(k) RETIREMENT PLAN
                              By:  MISSISSIPPI PHOSPHATES
                                   CORPORATION, Plan Administrator


                              By:/s/ Charles O. Dunn
                                 -------------------
                                 Charles O. Dunn
                                 President and Chief Executive Officer


                              EDDY POTASH, INC.
                              401(K) PLAN FOR BARGAINING
                              UNIT EMPLOYEES
                              By:  EDDY POTASH, INC., Plan
                                   Administrator


                              By:/s/ Charles O. Dunn
                                 -------------------
                                 Charles O. Dunn
                                 President and Chief Executive Officer

                MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS


                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                AS OF DECEMBER 31, 1997 AND 1996
                TOGETHER WITH AUDITORS' REPORT

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                       AS OF DECEMBER 31, 1997 AND 1996
                       --------------------------------

                        TOGETHER WITH AUDITORS' REPORT
                        ------------------------------



                                     INDEX
                                     -----


                                                                        PAGE
                                                                        ----


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   1


FINANCIAL STATEMENTS:

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                          2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                3


NOTES TO FINANCIAL STATEMENTS                                             4-10


SUPPLEMENTAL SCHEDULES:

  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                         11

  SCHEDULE OF REPORTABLE TRANSACTIONS                                     12

                    Report of Independent Public Accountants
                    ----------------------------------------


To the Thrift Plan Plus Committee of the
 Mississippi Chemical Corporation
 Thrift Plan Plus:

We have audited the accompanying statements of net assets available for benefits of the Mississippi Chemical Corporation Thrift Plan Plus (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                Arthur Andersen LLP

Memphis, Tennessee,
 June 12, 1998.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                               AS OF DECEMBER 31
                               -----------------


                                                               1997         1996
                                                           -----------  -----------
Investments:
-----------

Investments at Contract Value:
   MCC Investment Contract Fund                            $30,308,956  $30,184,776

 Investments at Fair Value:
   Vanguard Bond Index Fund                                    777,331      417,850
   Vanguard Wellington Fund                                 10,361,142    6,971,441
   Vanguard 500 Portfolio Fund                               9,921,232    6,158,816
   Vanguard U. S. Growth Fund                                7,595,125    5,076,108
   Vanguard Extended Market Portfolio Fund                      81,093         -
   Vanguard International Growth Portfolio Fund                 33,661         -
   Vanguard LifeStrategy Growth Portfolio Fund                   3,114         -
   Vanguard LifeStrategy Moderate Growth Portfolio Fund            122         -
   Mississippi Chemical Corporation Stock Fund                 716,505      844,538
   Participant Loan Fund                                     2,286,296      670,757
                                                           -----------  -----------

         Total Investments                                  62,084,577   50,324,286

Receivables:
------------
 Contributions Receivable                                      222,010      212,826
 Interest Receivable                                              -           1,628
                                                           -----------  -----------

         Total Receivables                                     222,010      214,454

Payables:
--------
 Securities Purchased not Settled                                 -          16,686
 Participant Refunds                                              -          20,269
                                                           -----------  -----------
         Total Payables                                           -          36,955

         Net Assets Available for Benefits                 $62,306,587  $50,501,785
                                                           ===========  ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
                -------------------------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                                                                                  Participant Directed
                                                               ------------------------------------------------------------

                                                                   MCC       Vanguard                 Vanguard    Vanguard
                                                                Investment     Bond      Vanguard       500         U.S.
                                                                 Contract      Index    Wellington   Portfolio     Growth
                                                     Total         Fund        Fund        Fund         Fund        Fund
                                                  -----------  -----------  ----------  ----------   ----------  ----------
Additions to Net Assets Attributed to:
    Investment Income:
       Net Appreciation/(Depreciation)
          in Fair Value of Investments            $ 4,288,613  $        52  $   17,487  $ 1,087,852  $2,137,232  $1,262,047
       Interest and Dividends                       3,109,633    1,707,511      36,032      869,775     202,837     295,989
                                                  -----------  -----------  ----------  -----------  ----------  ----------
                                                    7,398,246    1,707,563      53,519    1,957,627   2,340,069   1,558,036
                                                  -----------  -----------  ----------  -----------  ----------  ----------

    Contributions:
       Participants'                                3,766,523      997,722     104,569      700,311     897,897     725,959
       Employer's                                   1,053,982      303,281      35,132      218,936     217,124     186,234
                                                  -----------  -----------  ----------  -----------  ----------  ----------
                                                    4,820,505    1,301,003     139,701      919,247   1,115,021     912,193
                                                  -----------  -----------  ----------  -----------  ----------  ----------

          Total Additions                          12,218,751    3,008,566     193,220    2,876,874   3,455,090   2,470,229

Deductions from Net Assets
    Attributed to:
       Benefits Paid to Participants                3,791,399    2,790,393      14,634      463,397     356,818     139,773
       Other                                              205         -           -            -           -           -
                                                  -----------  -----------  ----------  -----------  ----------  ----------

          Total Deductions                          3,791,604    2,790,393      14,634      463,397     356,818     139,773
                                                  -----------  -----------  ----------  -----------  ----------  ----------
Net Increase (Decrease) Prior to
    Transfers                                       8,427,147      218,173     178,586    2,413,477   3,098,272   2,330,456
    Transfers from Other Plans                      3,377,655      970,372     109,622      796,371     466,136     399,543
    Interfund Transfers                                  -      (1,064,365)     71,273      179,853     198,008    (210,982)
                                                  -----------  -----------  ----------  -----------  ----------  ----------

          Net Increase (Decrease)                  11,804,802      124,180     359,481    3,389,701   3,762,416   2,519,017

Net Assets Available for Benefits:
    Beginning of Year                              50,501,785   30,184,776     417,850    6,971,441   6,158,816   5,076,108
                                                  -----------  -----------  ----------  -----------  ----------  ----------

    End of Year                                  $ 62,306,587  $30,308,956  $  777,331  $10,361,142  $9,921,232  $7,595,125
                                                 ============  ===========  ==========  ===========  ==========  ==========



                                                                                  Participant Directed
                                                 ---------------------------------------------------------------------------------
                                                                                                         Vanguard
                                                   Vanguard           Vanguard          Vanguard       LifeStrategy
                                                   Extended        International      LifeStrategy        Moderate          MCC
                                                    Market            Growth             Growth           Growth           Stock
                                                 Portfolio Fund    Portfolio Fund    Portfolio Fund    Portfolio Fund      Fund
                                                 --------------    --------------    --------------    --------------   ----------
Additions to Net Assets Attributed to:
    Investment Income:
       Net Appreciation/(Depreciation)
          in Fair Value of Investments           $       (3,067)   $         (738)   $           11    $           (3)  $ (212,260)
       Interest and Dividends                             4,686             1,425               103                 4       13,970
                                                 --------------    --------------    --------------    --------------   ----------
                                                          1,619               687               114                 1     (198,290)
                                                 --------------    --------------    --------------    --------------   ----------

    Contributions:
       Participants'                                        519               412              -                   50      171,932
       Employer's                                           260               163              -                   25       37,969
                                                 --------------    --------------    --------------    --------------   ----------
                                                            779               575              -                   75      209,901
                                                 --------------    --------------    --------------    --------------   ----------

          Total Additions                                 2,398             1,262               114                76       11,611

Deductions from Net Assets
    Attributed to:
       Benefits Paid to Participants                       -                 -                 -                 -          26,384
       Other                                                205              -                 -                 -            -

          Total Deductions                                  205              -                 -                 -          26,384
                                                 --------------    --------------    --------------    --------------   ----------
Net Increase (Decrease) Prior to
    Transfers                                             2,193             1,262               114                76      (14,773)
    Transfers from Other Plans                             -                 -                 -                 -          37,605
    Interfund Transfers                                  78,900            32,399             3,000                46     (150,865)
                                                 --------------    --------------    --------------    --------------   ----------

          Net Increase (Decrease)                        81,093            33,661             3,114               122     (128,033)

Net Assets Available for Benefits:
    Beginning of Year                                      -                 -                 -                 -         844,538
                                                 --------------    --------------    --------------    --------------   ----------

    End of Year                                  $       81,093    $       33,661    $        3,114    $          122   $  716,505
                                                 ==============    ==============    ==============    ==============   ==========



                                                   Participant Directed
                                                 ------------------------
                                                 Participant
                                                    Loan
                                                    Fund          Other
                                                 ------------  ----------
Additions to Net Assets Attributed to:
    Investment Income:
       Net Appreciation/(Depreciation)
          in Fair Value of Investments           $      -      $     -
       Interest and Dividends                         154,800    (177,499)
                                                 ------------  ----------
                                                      154,800    (177,499)
                                                 ------------  ----------

    Contributions:
       Participants'                                     -        167,152
       Employer's                                        -         54,858
                                                 ------------  ----------
                                                         -        222,010
                                                 ------------  ----------

          Total Additions                             154,800      44,511

Deductions from Net Assets
    Attributed to:
       Benefits Paid to Participants                     -           -
       Other                                             -           -
                                                 ------------  ----------
          Total Deductions                               -           -
                                                 ------------  ----------

Net Increase (Decrease) Prior to
    Transfers                                         154,800      44,511
    Transfers from Other Plans                        598,006        -
    Interfund Transfers                               862,733        -
                                                 ------------  ----------

          Net Increase (Decrease)                   1,615,539      44,511

Net Assets Available for Benefits:
    Beginning of Year                                 670,757     177,499
                                                 ------------  ----------

    End of Year                                  $  2,286,296  $  222,010
                                                 ============  ==========


                       The accompanying notes to financial
               statements are an integral part of this statement.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1997
                               -----------------


1.  DESCRIPTION OF THE PLAN:
    -----------------------

General

The Mississippi Chemical Corporation Thrift Plan Plus (the "Plan") is designed to encourage and assist employees in a long-range program of savings. The Plan became effective as of January 1, 1984 and is an amendment to and restatement of the Mississippi Chemical Corporation Thrift Plan which resulted from the merger on January 1, 1983 of the Mississippi Chemical Corporation Savings and Investment (Thrift) Plan, established July 1, 1973, and the Mississippi Chemical Corporation New Mexico Facility Savings and Investment (Thrift) Plan, established September 1, 1975. The Plan was amended and restated as of January 1, 1985, in order to comply with Part I of the Deficit Reduction Act of 1984 and the Retirement Equity Act of 1984. The Plan was amended and restated as of July 1, 1997, in order to permit daily valuation of the participants' accounts.

The Plan is organized with the intent to comply with the provisions of Section 401(k) of the Internal Revenue Code (the "IRC"), whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

Eligibility and Contributions

Effective July 1, 1997, new employees of Mississippi Chemical Corporation ("MCC") and non-union employees of Mississippi Potash, Incorporated and its subsidiary (collectively the "Company") became eligible to participate in the Plan on the date of their employment. Mississippi Potash, Incorporated is a wholly owned subsidiary of MCC. Prior to July 1, 1997, employees of the Company working 1,000 hours within twelve months after their employment date were eligible to participate in the Plan. Former participants who were reemployed on a regular, full-time basis became eligible to participate in the Plan immediately.

Participants may elect to make a salary deferral contribution up to 17.6% of base compensation. The salary deferral contributions cannot exceed the maximum allowable under IRS guidelines. The Company matches 50% of participants' contributions, but not in excess of 3% of base compensation.

    -----------------------------------

Included in employee contributions in the accompanying statement of changes in net assets available for benefits are participant account balances which were received as rollovers from a plan in which employees acquired by Mississippi Potash, Incorporated had participated. The amounts transferred, by fund balance, were as follows:


    MCC Investment Contract Fund    $242,732
    Vanguard Bond Index Fund           9,288
    Vanguard Wellington Fund          81,525
    Vanguard 500 Portfolio Fund      255,408
    Vanguard U.S. Growth Fund        187,126
    MCC Stock Fund                    55,233
                                    --------
          Total                     $831,312
                                    ========

Participant Accounts

Each participant's deferred account is credited with their contributions and the investment earnings on the account. Each participant also has a Company matching account, which is credited with the Company's contributions made on the participant's behalf and the investment earnings on the account.

Vesting

A participant is fully vested in the portion of his account related to his own contributions. Upon death, disability, retirement at the normal retirement age, or completion of 5 years of service, a participant will be fully vested in the employer's contribution. Upon termination of the Plan, all funds in each participant's account shall be fully vested and non-forfeitable.

Trustee

The Vanguard Fiduciary Trust Company ("Vanguard") became the trustee of the Plan effective August 1, 1997. Prior to August 1, 1997, NationsBank served as the trustee of the Plan.

Investment Options

The MCC Stock Fund invests in securities of the Company. The Plan limits the amount of participant contributions to the MCC Stock Fund to 20% of total contributions. Additionally, investment in the MCC Stock Fund is limited to 20% of a participant's total account balance.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

    a. MCC Investment Contract Fund - Funds are invested in a pool of investment contracts issued by insurance companies and banks.

    b. Vanguard Bond Index Fund - Funds are invested in a diversified portfolio of U.S. Government and corporate bonds and mortgage-backed securities.

    -----------------------------------



    c. Vanguard Wellington Fund - Funds are invested in a diversified portfolio of common stocks and bonds, with common stocks expected to represent 60% to 70% of the fund's total assets.

    d. Vanguard 500 Portfolio Fund - Funds are invested in all of the stocks comprising the S&P 500.

    e. Vanguard U.S. Growth Fund - Funds are invested in equity securities of companies in the U.S.

    f. Vanguard Extended Market Portfolio Fund - Funds are invested in stocks of medium-sized and small U.S. companies (none of which is included in the Standard & Poor's 500 Index).

    g. Vanguard International Growth Portfolio Fund - Funds are invested in stocks of non-U.S. companies in up to 30 foreign stock markets.

    h. Vanguard LifeStrategy Growth Portfolio Fund - Funds are invested in other Vanguard funds, with funds emphasizing U.S. stocks representing 50% of the total assets of the fund.

    i. Vanguard LifeStrategy Moderate Growth Portfolio Fund - Funds are invested in other Vanguard funds, with funds emphasizing U.S. Government and corporate bonds and stocks representing 65% of the total assets of the fund.

    j. MCC Stock Fund - Funds are invested in common stock of Mississippi Chemical Corporation.

Participants may request a change in their investment options daily via a voice response system. Prior to Vanguard serving as trustee, participants could request a change in their investment options by the fifteenth of any month to become effective at the beginning of the following month.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is 5 years, except for loans to purchase the participant's primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of Chase Manhattan as of the date of the loan plus 2%. The Plan allows participants a maximum of three outstanding loans - one for the purchase of a home and two for personal reasons. Interest rates on loans outstanding as of December 31, 1997 range from 7.25% to 11%.

Included in transfers from other plans in the accompanying statement of changes in net assets available for benefits are participant loans totaling $576,893. These loans were received as part of rollovers received from a plan in which employees acquired by Mississippi Potash, Incorporated had participated.

    -----------------------------------

Administration

The operations of the Plan are administered and supervised by the MCC Thrift Plan Plus Committee (the "Committee"), which is appointed by the Board of Directors of MCC. Administration expenses of the Plan are paid by MCC and were approximately $138,000 during 1997.

Payment of Benefits

Upon termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified by the participant subject to a minimum distribution of $500.

Forfeitures

Forfeitures represent the non-vested portions of the accounts of participants who have terminated or incurred a break in service during the Plan year. Forfeitures are used to reduce employer contributions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ------------------------------------------

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," fully benefit-responsive investment contracts (as defined in SOP 94-4) are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate less funds withdrawn by the participants.

The MCC Investment Contract Fund meets the requirements of a fully benefit-responsive guaranteed investment contract ("GIC"), and consists of the following:


                                                           December 31
                                                     ------------------------
                                                         1997        1996
                                                     -----------  -----------
    Vanguard Retirement Savings Trust                $29,372,778  $27,181,461
    Metropolitan Life Insurance Policy GAC-18595B        936,178    1,991,144
    Nations Prime Fund                                      -       1,012,171
                                                     -----------  -----------
         Total                                       $30,308,956  $30,184,776
                                                     ===========  ===========

    ------------------------------------------------------

Performance and other information regarding the funds are as follows:

                                                 1997     1996
                                                -----    -----

    Vanguard Retirement Savings Trust
        Average yield                           6.2%      6.1%
        Crediting interest rate                 6.2%      6.1%

    Metropolitan Life Insurance Policy
        Average yield                           7.4%      6.9%
        Crediting interest rate                 7.4%      6.9%


Contract value on both of the above GIC's approximates fair value.

For the Vanguard Retirement Savings Trust (the "Trust"), the crediting rate resets for alternative contracts held by the Trust on a calendar quarter basis after the initial rate for the contract is established. The reset calculation considers the book value of the contract, the market value and yield of the underlying investment, the duration of the investment, management and contract fees. The crediting rates of the alternative contracts have a contractual floor that does not fall below zero. The Trust has no valuation reserves.

The Plan's investments are stated at fair value except for the GICs, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The MCC stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

Benefit Payments

Benefits are recorded when paid. Benefit payments and withdrawals are made by the Plan trustee at the direction of the Committee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.  INVESTMENTS:
    -----------

The fair values of individual investments that represent 5% or more of the Plan's assets are as follows at December 31:

                                                    1997         1996
                                                -----------  -----------
    MCC Investment Contract Fund                $30,308,956  $30,184,776
    Vanguard Wellington Fund                     10,361,142    6,971,441
    Vanguard 500 Portfolio Fund                   9,921,232    6,158,816
    Vanguard U.S. Growth Fund                     7,595,125    5,076,108


4.  PLAN MERGER:
    -----------

The Mississippi Phosphates Corporation 401(k) Retirement Plan (the "MPC Plan") was merged with the Plan effective May 31, 1997. Assets totaling $2,800,762 were transferred from the MPC Plan to the Plan. All former participants and persons who would otherwise be eligible to participate in the MPC Plan are now eligible to participate in the Plan subject to the provisions of the Plan.

5.  PLAN TERMINATION:
    ----------------

The Board of Directors of the Company has the right to terminate the Plan, but has expressed no intention to do so. In the event of termination of the Plan, the account balances of all affected participants become fully vested and non-forfeitable. Each participant, retired participant or beneficiary shall then be entitled to receive all amounts credited to his account.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
    ---------------------------------------------------

The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500:


                                                               December 31
                                                        -------------------------
                                                           1997          1996
                                                        -----------   -----------
    Net assets available for benefits per the
      financial statements                              $62,306,587   $50,501,785

    Contribution receivable per the financial statements
      not reflected in Form 5500                           (222,010)      (69,935)

    Benefits payable per Form 5500 not reflected
      in the financial statements                              -          (70,562)

    Refunds payable to participants per the financial
      statements not reflected in Form 5500                    -           20,269
                                                        -----------   -----------
    Net assets available for benefits per
      Form 5500                                         $62,084,577   $50,381,557
                                                        ===========   ===========

7.  TAX STATUS:
    ----------

The IRS has determined and informed the Company by a letter dated July 31, 1995, that the Plan is designed in accordance with applicable sections of the IRC.
The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

8.  RELATED PARTY TRANSACTIONS:
    --------------------------

Certain Plan investments are shares of MCC stock and funds managed by Vanguard. As the Company is the Plan sponsor and Vanguard serves as the trustee of the Plan, these transactions qualify as party-in-interest transactions. Additionally, participant loan transactions qualify as party-in-interest transactions.

9.  SUBSEQUENT EVENTS:
    -----------------

Effective January 1, 1998, the Plan changed the salary deferral percentage from 17.6% of base compensation to 22.0% of base compensation.

The Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees (the "Eddy Potash Plan") was merged with the Plan effective May 1, 1998, at which time all assets of the Eddy Potash Plan were transferred to the Plan. The merger of the Eddy Potash Plan into the Plan did not result in any new active participants in the Plan.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------



                                                                                    Market/Contract
      Description of Investment                               Cost                      Value
-------------------------------------                    ------------               ---------------

*    Vanguard Retirement Savings Trust                    $29,372,778                 $29,372,778

     Metropolitan Life Insurance Policy
        (GAC-18595B)                                          936,178                     936,178

*    Vanguard Bond Index Fund                                 771,874                     777,331

*    Vanguard Wellington Fund                              10,806,297                  10,361,142

*    Vanguard 500 Portfolio Fund                            9,813,506                   9,921,232

*    Vanguard U.S. Growth Fund                              7,846,513                   7,595,125

*    Vanguard Extended Market Portfolio Fund                   84,145                      81,093

*    Vanguard International Growth Portfolio Fund              34,824                      33,661

*    Vanguard LifeStrategy Growth Portfolio Fund                3,103                       3,114

*    Vanguard LifeStrategy Moderate Growth Portfolio Fund         124                         122

*    MCC Stock Fund                                           881,962                     716,505

*    Participant Loan Fund                                  2,286,296                   2,286,296

*    Indicates an investment with a party-in-interest.

               MISSISSIPPI CHEMICAL CORPORATION THRIFT PLAN PLUS
               -------------------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------


                                Number                                           Net Gain
                                 of        Total        Number       Sales       or (Loss)
     Description of Asset     Purchases   Purchases    of Sales     Proceeds     on Sales
     --------------------    ----------  -----------  ----------   ----------   -----------
  *  MCC Investment
      Contract Fund              75      $35,942,322      87       $4,527,826    $    -

  *  Nations Prime Fund         275        3,670,271     145        4,681,719         -

  *  Vanguard Wellington
      Fund                       41       11,415,640      54          606,410       (2,933)

  *  Vanguard 500
      Portfolio Fund             48       10,666,737      60          852,540         (691)

  *  Vanguard U.S. Growth
      Fund                       41        8,463,912      61          598,464      (18,935)


* Indicates a transaction with a party-in-interest.

MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF MAY 31, 1997 AND DECEMBER 31, 1996
TOGETHER WITH AUDITORS' REPORT

           MISSISSIPPI PHOSPHATES CORPORATION 401(K) RETIREMENT PLAN
           ---------------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                ----------------------------------------------

                   AS OF MAY 31, 1997 AND DECEMBER 31, 1996
                   ----------------------------------------

                        TOGETHER WITH AUDITORS' REPORT
                        ------------------------------



                                     INDEX
                                     -----


                                                                         PAGE
                                                                         ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   1


FINANCIAL STATEMENTS:

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                          2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                3


NOTES TO FINANCIAL STATEMENTS                                             4-8


SUPPLEMENTAL SCHEDULE:

  SCHEDULE OF REPORTABLE TRANSACTIONS                                      9

                   Report of Independent Public Accountants
                   ----------------------------------------


To the Retirement Plan Committee of the
  Mississippi Phosphates Corporation
  401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Mississippi Phosphates Corporation 401(k) Retirement Plan (the "Plan") as of May 31, 1997 and December 31, 1996, and the related statement of changes in net assets available for benefits for the five months ended May 31, 1997. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 1997 and December 31, 1996, and the changes in its net assets available for benefits for the five months ended May 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                Arthur Andersen LLP

Memphis, Tennessee,
  June 12, 1998.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                   AS OF MAY 31, 1997 AND DECEMBER 31, 1996
                   ----------------------------------------


                                                           1997          1996
                                                        ----------    ----------
Investments:
-----------
 At Contract Value:
   Vanguard Investment Contract Trust Fund              $     -       $  845,012

 At Fair Value:
   Vanguard Bond Index Fund                                   -           95,741
   Vanguard Wellington Fund                                   -          655,341
   Vanguard 500 Portfolio Fund                                -          361,081
   Vanguard U. S. Growth Fund                                 -          314,468
   Mississippi Chemical Corporation Stock Fund                -           31,920
   Participant Loan Fund                                      -            6,880
                                                        ----------    ----------

         Total Investments                                    -        2,310,443

Receivables:
-----------
 Contributions Receivable                                   26,776        40,850
 Interest Receivable                                          -               11
 Other                                                        -           35,307
                                                        ----------    ----------

         Total Receivables                                  26,776        76,168

Payables:
--------
 Due to other plan                                          26,776          -
                                                        ----------    ----------

         Net Assets Available for Benefits              $     -       $2,386,611
                                                        ==========    ==========

                The accompanying notes to financial statements
                   are an integral part of these statements.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                    FOR THE FIVE MONTHS ENDED MAY 31, 1997
                    --------------------------------------

                                                  Participant Directed
                                           ----------------------------------
                                            Vanguard   Vanguard
                                           Investment    Bond       Vanguard
                                            Contract     Index     Wellington
                                              Fund       Fund         Fund
                                           ----------  ---------   ----------
Additions to Net Assets Attributed to:
 Investment Income
   Net Appreciation/(Depreciation)
     in Fair Value of Investments          $     (27)  $    (981)  $  56,498
   Interest and Dividends                     22,382       2,797       5,344
                                           ---------   ---------   ---------
                                              22,355       1,816      61,842
                                           ---------   ---------   ---------
Contributions:
 Participants'                                78,973       7,708      52,436
 Employer's                                   28,785       3,438      18,043
                                           ---------   ---------   ---------
     Total Contributions                     107,758      11,146      70,479
                                           ---------   ---------   ---------

     Total Additions                         130,113      12,962     132,321

Deductions from Net Assets
 Attributed to:
   Benefits Paid to Participants                (812)       -           (184)
   Other                                        -           -           -
                                           ---------   ---------   ---------

     Total Deductions                           (812)       -           (184)
                                           ---------   ---------   ---------

 Net Increase Prior to Transfers             129,301      12,962     132,137
 Interfund Transfers                         (13,918)        (93)      1,593
 Transfer to Other Plan                     (960,395)   (108,610)   (789,071)
                                           ---------   ---------   ---------

     Net Decrease                           (845,012)    (95,741)   (655,341)

Net Assets Available for Benefits:
 Beginning of Year                           845,012      95,741     655,341
                                           ---------   ---------   ---------

 End of Year                               $    -      $    -      $    -
                                           =========   =========   =========

                                                  Participant Directed
                                           -----------------------------------
                                           Vanguard    Vanguard    Mississippi
                                             500         U.S.       Chemical
                                           Portfolio    Growth     Corporation
                                             Fund        Fund      Stock Fund
                                           ---------   ---------   -----------
Additions to Net Assets Attributed to:
 Investment Income
   Net Appreciation/(Depreciation)
      in Fair Value of Investments         $  56,538   $  47,699    $ (2,064)
    Interest and Dividends                     1,724        -            294
                                           ---------   ---------    --------
                                              58,262      47,699      (1,770)
                                           ---------   ---------    --------
Contributions:
  Participants'                               32,958      25,855       3,419
  Employer's                                  12,526       9,591       1,220
                                           ---------   ---------    --------
      Total Contributions                     45,484      35,446       4,639
                                           ---------   ---------    --------

      Total Additions                        103,746      83,145       2,869

Deductions from Net Assets
 Attributed to:
    Benefits Paid to Participants             (1,465)       -           -
    Other                                       -           -           -
                                           ---------   ---------    --------

      Total Deductions                        (1,465)       -           -
                                           ---------   ---------    --------

  Net Increase Prior to Transfers            102,281      83,145       2,869
  Interfund Transfers                         (2,340)     (1,517)      2,342
  Transfer to Other Plan                    (461,022)   (396,096)    (37,131)
                                           ---------   ---------    --------

      Net Decrease                          (361,081)   (314,468)    (31,920)

Net Assets Available for Benefits:
  Beginning of Year                          361,081     314,468      31,920
                                           ---------   ---------    --------

  End of Year                              $    -      $    -       $   -
                                           =========   =========    ========

                                            Participant Directed
                                           ----------------------


                                           Participant
                                            Loan Fund     Other        Total
                                           -----------   --------   -----------
Additions to Net Assets Attributed to:
 Investment Income
   Net Appreciation/(Depreciation)
      in Fair Value of Investments          $   -        $   -      $   157,663
    Interest and Dividends                       834            5        33,380
                                            --------     --------   -----------
                                                 834            5       191,043
                                            --------     --------   -----------
Contributions:
  Participants'                                 -         (10,137)      191,212
  Employer's                                    -          (3,937)       69,666
                                            --------     --------   -----------
      Total Contributions                       -         (14,074)      260,878
                                            --------     --------   -----------

      Total Additions                            834      (14,069)      451,921

Deductions from Net Assets
 Attributed to:
    Benefits Paid to Participants               -            -           (2,461)
    Other                                       -         (35,323)      (35,323)
                                            --------     --------   -----------

      Total Deductions                          -         (35,323)      (37,784)
                                            --------     --------   -----------
  Net Increase Prior to Transfers                834      (49,392)      414,137
  Interfund Transfers                         13,933         -             -
  Transfer to Other Plan                     (21,647)     (26,776)   (2,800,748)
                                            --------     --------   -----------

      Net Decrease                            (6,880)     (76,168)   (2,386,611)

Net Assets Available for Benefits:
  Beginning of Year                            6,880       76,168     2,386,611
                                            --------     --------   -----------

  End of Year                               $   -        $   -      $      -
                                            ========     ========   ===========

                The accompanying notes to financial statements
                    are an integral part of this statement.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                 MAY 31, 1997
                                 ------------


1.  DESCRIPTION OF THE PLAN:
    -----------------------

General

The Mississippi Phosphates Corporation 401(k) Retirement Plan (the "Plan") was designed to encourage and assist employees of Mississippi Phosphates Corporation ("MPC," or the "Company"), a wholly owned subsidiary of Mississippi Chemical Corporation ("MCC"), in a long-range program of savings. The Plan was effective as of January 1, 1993. The Plan was amended and restated as of August 1, 1995. As discussed in Note 7, the Company voted to merge the Plan into the MCC Thrift Plan Plus (the "Thrift Plan") effective May 31, 1997.

The Plan was organized with the intent to comply with the provisions of Section 401(k) of the Internal Revenue Code (the "IRC"), whereby the participant could defer the amount of their compensation contributed to the Plan from their taxable income until withdrawn from the Plan.

Eligibility and Contributions

Employees working for the Company 1,000 hours within twelve months after their employment date were eligible to participate in the Plan after one year of service. A participant could elect to make a salary deferral contribution up to 16% of their base compensation. The Company matched 50% of the employee's contribution, but not in excess of 3% of the employee's base compensation. Contributions were subject to certain limitations set forth by IRS guidelines.

Participant Accounts

Each participant's deferred account was credited with the participant's contributions and the investment earnings on the account. Each participant also had a Company matching account, which was credited with the Company's contributions made on the participant's behalf and the investment earnings on the account.

Vesting

A participant was fully vested in the portion of his account related to his own contributions. Upon death, disability, retirement at normal retirement age or completion of 5 years of service, a participant would be fully vested in the employer's contribution. Upon termination of the Plan, all funds in each participant's account would be fully vested and non-forfeitable.

    -----------------------------------

Investment Options

The Plan elected to utilize The Vanguard Group of Investment Companies ("Vanguard") as investment manager. Contributions were invested, at the discretion of the individual participant, in investment funds managed by Vanguard. Participants also had the option to invest in the MCC Stock Fund which purchased securities of MCC. The Plan limited the amount of participant contributions to the MCC Stock Fund to 20% of total contributions. Additionally, investment in the MCC Stock Fund was limited to 20% of a participant's total account balance.

Upon enrollment in the Plan, a participant could direct employee contributions in any of the six following investment options:

    a. Vanguard Investment Contract Trust Fund - Funds are invested in a pool of investment contracts issued by insurance companies and banks.

    b. Vanguard Bond Index Fund - Funds are invested in a diversified portfolio of U.S. Government and corporate bonds and mortgage-backed securities.

    c. Vanguard Wellington Fund - Funds are invested in a diversified portfolio of common stocks and bonds, with common stocks expected to represent 60% to 70% of the fund's total assets.

    d. Vanguard 500 Portfolio Fund - Funds are invested in all of the stocks that comprise the S&P 500.

    e. Vanguard U.S. Growth Fund - Funds are invested in equity securities of companies in the U.S.

    f. Mississippi Chemical Corporation Stock Fund - Funds are invested in common stock of MCC.

Participants could request a change in their investment options by the 15th of any month to become effective at the beginning of the following month.

Participant Loans

Participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans was 5 years, except for loans to purchase the participant's primary residence. The loans were secured by the balance in the participant's account and bore interest at a fixed rate for the term of the loan. The interest rate was the prime rate of NationsBank as of the date of the loan plus 2%.

    -----------------------------------

Payment of Benefits

Upon termination of service due to death, disability or normal retirement date, a participant could elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified by the participant subject to a minimum distribution of $100.

Forfeitures

Forfeitures represented the non-vested portions of the accounts of participants who had terminated or incurred a break in service during the Plan year. Forfeitures were used to reduce employer contributions.

Administrative Expenses

The operations of the Plan were administered and supervised by the MPC 401(k) Plan Committee (the "Committee"), which was appointed by the Board of Directors of MPC. Administration expenses of the Plan were paid by MPC, and were approximately $13,000 during 1997.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ------------------------------------------

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," fully benefit-responsive investment contracts (as defined in SOP 94-4) were valued at contract value. Contract value represented contributions made under the contract plus interest at the contract rate less funds withdrawn by the participants.

    ------------------------------------------------------

The Vanguard Investment Contract Trust Fund met the requirements of a fully benefit-responsive guaranteed investment contract ("GIC"), and consisted of the following:

                                                  1997      1996
                                                --------  --------

    Vanguard Investment Contract Trust          $   -     $836,935
    Nations Prime Fund                              -        8,077
                                                --------  --------
        Total                                   $   -     $845,012
                                                ========  ========

                                                  1997      1996
                                                --------  --------

    Vanguard Investment Contract Trust Fund
      Average Yield                               6.2%      6.1%
      Crediting Interest Rate                     6.2%      6.1%

Contract Value on the above GIC approximated fair value.

The Vanguard Investment Contract Trust Fund's (the "Trust") crediting rate reset for alternative contracts held by the Trust on a calendar quarter basis after the initial rate for the contract was established. The reset calculation considered the book value of the contract, the market value and yield of the underlying investment, the duration of the investment, and management and contract fees. The crediting rates of the alternative contracts had a contractual floor that did not fall below zero. The Trust had no valuation reserves.

The Plan's investments were stated at fair value, except for the GIC, which was valued at contract value. Shares of registered investment companies were valued at quoted market prices which represented the net asset value of shares held by the Plan at year-end. The MCC stock was valued at its quoted market price at the end of the period. Participant loans were valued at cost which approximated fair value.

Purchases and sales of securities were recorded on a trade-date basis. Investment income was recorded on an accrual basis.

Benefit Payments

Benefits were recorded when paid. Benefit payments and withdrawals were made by the Plan trustee at the direction of the Committee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.  INVESTMENTS:
    -----------

The fair value of individual investments that represented 5% or more of the Plan's assets as of December 31, 1996 were as follows:

    Vanguard Investment Contract Trust Fund            $845,012
    Vanguard Wellington Fund                            655,341
    Vanguard 500 Portfolio Fund                         361,081
    Vanguard U.S. Growth Fund                           314,468


4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
    ---------------------------------------------------

The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500 as of December 31, 1996.

    Net assets available for benefits per the
      financial statements                              $2,386,611

    Contributions receivable per the financial
      statements not reflected in Form 5500                (15,573)

    Other receivable per financial statements
      not reflected in Form 5500                           (35,307)
                                                        ----------

    Net assets available for benefits per
      Form 5500                                         $2,335,731
                                                        ==========

5.  TAX STATUS:
    ----------

The IRS had determined and informed the Company by a letter dated March 26, 1996, that the Plan was designed in accordance with applicable sections of the IRC. The Plan had been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

6.  RELATED PARTY TRANSACTIONS:
    --------------------------

Certain Plan investments were shares of MCC stock. As MCC is the parent company of the plan sponsor, MPC, these transactions qualify as party-in-interest transactions.

7.  PLAN MERGER:
    -----------

The Committee elected to merge the Plan into the Thrift Plan effective May 31, 1997, subject to the provisions set forth by ERISA. Accordingly, on May 31, 1997, all of the assets of the Plan were transferred into the Thrift Plan, and all participants under the Plan became eligible to participate in the Thrift Plan subject to the provisions thereof.

           MISSISSIPPI PHOSPHATES CORPORATION 401(k) RETIREMENT PLAN
           ---------------------------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                    FOR THE FIVE MONTHS ENDED MAY 31, 1997
                    --------------------------------------



                               Number                                  Net Gain
                                 of       Total     Number     Sales   or (Loss)
    Description of Asset     Purchases  Purchases  of Sales  Proceeds  on Sales
   ----------------------    ---------  ---------  --------  --------  ---------

*  Nations Prime Fund
     Primary A shares            120    $265,222      64     $273,299      -

   Vanguard Investment
     Contract Trust Fund          15     128,840       5        5,390      -

                                      -9-


*  Indicates a transaction with a party-in-interest

EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 1997 AND 1996
TOGETHER WITH AUDITORS' REPORT

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                       AS OF DECEMBER 31, 1997 AND 1996
                       --------------------------------

                        TOGETHER WITH AUDITORS' REPORT
                        ------------------------------




                                     INDEX
                                     -----



                                                                            PAGE
                                                                            ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      1

FINANCIAL STATEMENTS:

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                             2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                   3

NOTES TO FINANCIAL STATEMENTS                                              4 - 9

SUPPLEMENTAL SCHEDULES:

  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                            10

  SCHEDULE OF REPORTABLE TRANSACTIONS                                        11

                   Report of Independent Public Accountants
                   ----------------------------------------



To the Retirement Plan Committee of the
 Eddy Potash, Inc. 401(k) Plan for
 Bargaining Unit Employees:


We have audited the accompanying statements of net assets available for benefits of the Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     ARTHUR ANDERSEN LLP

Memphis, Tennessee,
 June 12, 1998.

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                               AS OF DECEMBER 31
                               -----------------


                                                     1997       1996
                                                  ----------  --------

Investments:
-----------
 Investments at Contract Value:
   MCC Investment Contract Fund                   $        -  $318,309
   Vanguard Retirement Savings Trust                 361,879         -

 Investments at Fair Value:
   Vanguard Bond Index Fund                           42,917    31,428
   Vanguard Wellington Fund                          169,800   108,821
   Vanguard 500 Portfolio Fund                       556,450   316,221
   Vanguard U.S. Growth Fund                         149,942    43,584
   Mississippi Chemical Corporation Stock Fund        39,084    61,680
   Participant Loans                                 127,819         -
                                                  ----------  --------

         Total Investments                         1,447,891   880,043

Receivables:
-----------
 Contributions Receivable                                  -    31,738
 Interest Receivable                                       -     2,812
 Securities Sold not Settled                               -     1,548
                                                  ----------  --------

         Total Receivables                                 -    36,098
                                                  ----------  --------

Payables:
--------
 Securities Purchased not Settled                          -     4,232
                                                  ----------  --------

         Net Assets Available for Benefits        $1,447,891  $911,909
                                                  ==========  ========


                The accompanying notes to financial statements
                   are an integral part of these statements.

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------




                                                      Participant Directed
                             ------------------------------------------------------------------------
                                              MCC        Vanguard              Vanguard    Vanguard
                                           Investment     Bond      Vanguard      500        U.S
                                            Contract      Index    Wellington  Portfolio    Growth
Total                           Total         Fund        Fund       Fund        Fund        Fund
---------------------------  -----------  -----------  ----------  ---------  ----------  -----------

Additions to Net Assets
 Attributable to:
 Investment Income:
  Net Appreciation
   (Depreciation)
   in Fair Value of
    Investments                 $122,063     $      -     $ 1,249    $12,416    $112,099      $12,594
  Interest and Dividends          68,597       14,861       2,960     19,003      15,144        7,219
                             -----------  -----------  ----------  ---------  ----------    ---------

                                 190,660       14,861       4,209     31,419     127,243       19,813
                             -----------  -----------  ----------  ---------  ----------    ---------

 Contributions:
  Participants'                  367,778       78,221      16,310     59,347     126,658       49,939
  Employer's                     108,183       26,609       5,190     16,958      33,631       11,845
                             -----------  -----------  ----------  ---------  ----------    ---------

                                 475,961      104,830      21,500     76,305     160,289       61,784
                             -----------  -----------  ----------  ---------  ----------    ---------

 Loans Rolled-over to Plan        66,348            -           -          -           -            -
 Other                                 -            -           -          -           -            -
                             -----------  -----------  ----------  ---------  ----------    ---------
                                  66,348            -           -          -           -            -
                             -----------  -----------  ----------  ---------  ----------    ---------

     Total Additions             732,969      119,691      25,709    107,724     287,532       81,597

Deductions from Net Assets
Attributable to:
 Benefits Paid to Participants   196,987       41,869      15,512     27,986      37,803       17,057
 Other                                 -            -           -          -           -        3,037
                             -----------  -----------  ----------  ---------  ----------    ---------

     Total Deductions            196,987       41,869      15,512     27,986      37,803       20,094
                             -----------  -----------  ----------  ---------  ----------    ---------

Net Increase (Decrease)
 Prior to Interfund
 Transfers                       535,982       77,822      10,197     79,738     249,729       61,503
Interfund Transfers                    -     (396,131)      1,292    (18,759)     (9,500)      44,855
                             -----------  -----------  ----------  ---------  ----------    ---------

     Net Increase (Decrease)     535,982     (318,309)     11,489     60,979     240,229      106,358

Net Assets Available
 for Benefits:
 Beginning of Year               911,909      318,309      31,428    108,821     316,221       43,584
                             -----------  -----------  ----------  ---------  ----------    ---------

 End of Year                  $1,447,891   $        -     $42,917   $169,800    $556,450     $149,942
                             ===========  ===========  ==========  =========  ==========    =========



                                           Participant Directed
                             -------------------------------------------------

                              Vanguard  Mississippi
                             Retirement  Chemical
                              Savings   Corporation   Participant
    Total                      Trust    Stock Fund      Loans         Other
---------------------------  ---------  ----------   -----------   -----------

Additions to Net Assets
 Attributable to:
 Investment Income:
  Net Appreciation
   (Depreciation)
   in Fair Value of
    Investments                $     -    $(16,295)      $     -     $      -
  Interest and Dividends         9,937       2,285             -       (2,812)
                             ---------  ----------   -----------  -----------

                                 9,937     (14,010)            -       (2,812)
                             ---------  ----------   -----------  -----------

 Contributions:
  Participants'                 32,441      27,062             -      (22,200)
  Employer's                    16,215       7,273             -       (9,538)
                             ---------  ----------   -----------  -----------

                                48,656      34,335             -      (31,738)
                             ---------  ----------   -----------  -----------

 Loans Rolled-over to Plan           -           -        66,348            -

 Other                               -       1,548             -       (1,548)
                             ---------  ----------   -----------  -----------
                                     -       1,548        66,348       (1,548)
                             ---------  ----------   -----------  -----------

     Total Additions            58,593      21,873        66,348      (36,098)

Deductions from Net Assets
Attributable to:
 Benefits Paid to Participants  42,898      13,928           (66)           -
 Other                               -       1,195             -       (4,232)
                             ---------  ----------   -----------  -----------

     Total Deductions           42,898      15,123           (66)      (4,232)
                             ---------  ----------   -----------  -----------
Net Increase (Decrease)
 Prior to Interfund
 Transfers                      15,695       6,750        66,414      (31,866)
Interfund Transfers            346,184     (29,346)       61,405            -
                             ---------  ----------   -----------  -----------

     Net Increase (Decrease)   361,879     (22,596)      127,819      (31,866)

Net Assets Available for
 Benefits:
 Beginning of Year                   -      61,680             -       31,866
                             ---------  ----------   -----------  -----------

 End of Year                  $361,879    $ 39,084      $127,819     $      -
                             =========  ==========   ===========  ===========










                 The accompanying notes to financial statements
                    are an integral part of this statement.

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1997
                               -----------------



1.   DESCRIPTION OF THE PLAN:
     -----------------------

General

The Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees (the "Plan") is designed to encourage and assist qualified employees of Eddy Potash, Inc. (the "Company"), a wholly-owned subsidiary of Mississippi Chemical Corporation ("MCC"), in a long-range program of savings. The Plan was established pursuant to the acquisition of the Company by MCC. In conjunction with the formation of the Plan, participants were allowed to transfer their historical cumulative account balances from a prior plan of the Company. The account balances were transferred at fair value effective with the Plan formation on August 16, 1996.

The Plan is organized with the intent to comply with the provisions of Section 401(k) of the Internal Revenue Code (the "IRC"), whereby the participant can defer the amount of his compensation contributed to the Plan from his taxable income until withdrawn from the Plan.

Eligibility and Contributions

Collective bargaining unit employees working for the Company one hour are eligible to participate in the Plan at the beginning of the first month following 90 days of employment with the Company. An eligible employee may elect to make a salary deferral contribution up to 17.6% of base compensation. The Company matches 25% of the participant's contribution, but not in excess of 2% of the participant's base compensation. The Company also makes qualified non-elective contributions in the amount of 1% of the participant's base compensation for the year. Contributions are subject to certain limitations set forth by Internal Revenue Service ("IRS") guidelines.

Participant Accounts

Each participant's deferred account is credited with the participant's contributions and the investment earnings on the account. Each participant also has a Company matching account, which is credited with the Company's contributions made on the participant's behalf, and the investment earnings on the account.

Vesting

A participant is fully vested at all times in the portion of his account related to his own contributions, the Company's matching contributions and the Company's non-elective contributions.

     -----------------------------------

Trustee

The Vanguard Fiduciary Trust Company ("Vanguard") became the trustee of the Plan effective August 1, 1997. Prior to August 1, 1997, NationsBank served as the trustee of the Plan.

Investment Options

The Plan elected to utilize Vanguard as its investment manager. Contributions are invested, at the discretion of the individual participant, in investment funds managed by Vanguard. Participants also have the option to invest in the MCC Stock Fund which invests in securities of MCC. The Plan limits the amount of participant contributions to the MCC Stock Fund to 20% of total contributions. Additionally, investment in the MCC Stock Fund is limited to 20% of a participant's total account balance.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the six following investment options:

     a. MCC Investment Contract Fund - Funds are invested in a pool of investment contracts issued by insurance companies and banks.

     b. Vanguard Retirement Savings Trust Fund - Funds are invested in a pool of investment contracts issued by insurance companies and other fixed-term investments.

     c. Vanguard Bond Index Fund - Funds are invested in a diversified portfolio of U.S. Government and corporate bonds and mortgage-backed securities.

     d. Vanguard Wellington Fund - Funds are invested in a diversified portfolio of common stocks and bonds, with common stocks expected to represent 60% to 70% of the fund's total assets.

     e. Vanguard 500 Portfolio Fund - Funds are invested in all of the stocks comprising the S&P 500.

     f. Vanguard U.S. Growth Fund - Funds are invested in equity securities of companies in the U.S.

     g. Mississippi Chemical Corporation Stock Fund - Funds are invested in common stock of MCC.

Participants may request a change in their investment options daily via a voice response system. Prior to Vanguard serving as trustee, participants could request a change in their investment options by the fifteenth of any month to become effective at the beginning of the following month.

     -----------------------------------

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. The maximum term for loans is 5 years, except for loans to purchase the participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate for the term of the loan. The interest rate shall be the prime rate of Chase Manhattan as of the date of the loan plus 2%. The Plan allows participants a maximum of three outstanding loans - one for the purchase of a home and two for personal reasons. Interest rates on loans outstanding as of December 31, 1997 range from 7.25% to 10.5%.

Payment of Benefits

On termination of service due to death, disability or normal retirement date, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or a combination of payments, on the dates and in the amounts specified by the participant subject to a minimum distribution of $100.

Administration

The operations of the Plan are administered and supervised by the Eddy Potash, Inc. 401(k) Plan for Bargaining Unit Employees Committee, which is appointed by the Board of Directors of the Company. Administration expenses of the Plan are paid by the Company, and were approximately $26,000 in 1997.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," fully benefit-responsive investment contracts (as defined in SOP 94-4) are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate less funds withdrawn by the participants.

     ------------------------------------------------------

The MCC Investment Contract Fund and the Vanguard Retirement Savings Trust meet the requirements of fully benefit-responsive guaranteed investment contracts ("GIC's"). The MCC Investment Contract Fund consists of the following as of December 31, 1996:

     Vanguard Retirement Savings Trust                    $317,085
     Nations Prime Fund                                      1,224
                                                          --------
          Total                                           $318,309
                                                          ========

The average yields and crediting interest rates of the GIC's during 1997 and 1996 were as follows:

                                                             1997   1996
                                                             ----   ----

     MCC Investment Contract Fund
          Average Yield                                      6.2%   6.1%
          Crediting Interest Rate                            6.2%   6.1%

     Vanguard Retirement Savings Trust
          Average Yield                                      6.2%   N/A
          Crediting Interest Rate                            6.2%   N/A

Contract value on both of the above GIC's approximates fair value.

The Vanguard Retirement Savings Trust's (the "Trust") crediting rate resets for alternative contracts held by the Trust on a calendar quarter basis after the initial rate for the contract is established. The reset calculation considers the book value of the contract, the market value and yield of the underlying investment, the duration of the investment, management and contract fees. The crediting rates of the alternative contracts have a contractual floor that does not fall below zero. The Trust has no valuation reserves.

The Plan's investments are stated at fair value except for the GIC's, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The MCC stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of income and expense during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS:
     -----------

The fair values of individual investments that represent 5% or more of the Plan's assets are as follows:

                                                             December 31
                                                        ---------------------
                                                          1997         1996
                                                        --------     --------

     MCC Investment Contract Fund                       $      -     $318,309
     Vanguard Retirement Savings Trust                   361,879            -
     Vanguard Wellington Fund                            169,800      108,821
     Vanguard 500 Portfolio Fund                         556,450      316,221
     Vanguard U.S. Growth Fund                           149,942       43,584
     Mississippi Chemical Corporation Stock Fund          39,084       61,680


4.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     ---------------------------------------------------

The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500 as of December 31, 1996:

     Net assets available for benefits per the
          financial statements                                       $911,909

     Contributions receivable per the financial
          statements not reflected in Form 5500                       (12,356)

     Other receivable per Form 5500 not reflected
          in the financial statements                                   7,599
                                                                     --------

     Net assets available for benefits per Form 5500                 $907,152
                                                                     ========

5.   TAX STATUS:
     ----------

The IRS has determined and informed the Company by a letter dated March 24, 1997, that the Plan is designed in accordance with applicable sections of the IRC. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.


6.   RELATED PARTY TRANSACTIONS:
     --------------------------

Certain Plan investments are shares of MCC stock and funds managed by Vanguard. As the Company is a wholly-owned subsidiary of MCC and Vanguard serves as the trustee of the Plan, these transactions qualify as party-in-interest transactions. Additionally, participant loan transactions qualify as party-in-interest transactions.

7.   SUBSEQUENT EVENT:
     ----------------

The Company ceased operations during December 1997. In conjunction with this cessation, the Plan was merged into the MCC Thrift Plan Plus (the "Thrift Plan") effective May 31, 1998, subject to the provisions set forth by the Employee Retirement Income Security Act of 1974. Accordingly, on May 31, 1998, all of the assets of the Plan were transferred into the Thrift Plan.

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
          -----------------------------------------------------------

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------


                                                   Market/Contract
    Description of Investment             Cost          Value
------------------------------------    --------   ---------------

*  Vanguard Retirement Savings Trust    $361,879      $361,879

*  Vanguard Bond Index Fund               42,571        42,917

*  Vanguard Wellington Fund              176,900       169,800

*  Vanguard 500 Portfolio Fund           550,808       556,450

*  Vanguard U.S. Growth Fund             153,594       149,942

*  Mississippi Chemical Corporation
       Stock Fund                         49,226        39,084

*  Participant Loans                     127,819       127,819



*  Indicates an investment with a party-in-interest.

          EDDY POTASH, INC. 401(k) PLAN FOR BARGAINING UNIT EMPLOYEES
         ------------------------------------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------




                               Number                                 Net Gain
                                 of      Total    Number     Sales    or (Loss)
    Description of Asset     Purchases Purchases of Sales  Proceeds   on Sales
---------------------------- --------- --------- --------  ---------  ---------

*  MCC Investment
    Contract Fund                28     $124,941     10    $  44,631    $  (43)

*  Vanguard Retirement
    Savings Trust                35      466,602     20      104,947         -

*  Nations Prime Fund
    Primary A Share             209      349,237    110      350,264         -

*  Vanguard Bond Index Fund      31       57,359      6       14,831        48

*  Vanguard Wellington Fund      43      266,073     20       72,178     2,432

*  Vanguard 500 Portfolio Fund   53      707,314     23       73,187     2,799

*  Vanguard U.S. Growth Fund     42      223,066     15       23,327       797

*  Mississippi Chemical
   Corporation Stock Fund        22       76,154     14       28,876    (5,842)



*  Indicates a transaction with a party-in-interest.